UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

MGIC Investment Corporation
(Name of Issuer)
Common Stock, Par Value $1 Per Share
(Title of Class of Securities)
552848103
(CUSIP Number)
April 20, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	552848103

1	NAMES OF REPORTING PERSONS Fir Tree Value Master Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,877,744

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		6,877,744

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,877,744

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	3.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	552848103

1	NAMES OF REPORTING PERSONS Fir Tree Capital Opportunity Master Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,788,595

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		1,788,595

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,788,595

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	552848103

1	NAMES OF REPORTING PERSONS Fir Tree Mortgage Opportunity Master Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,116,279

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		1,116,279

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,116,279

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	552848103

1	NAMES OF REPORTING PERSONS Fir Tree REOF II Master Fund, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		662,326

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		662,326

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	662,326

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	552848103

1	NAMES OF REPORTING PERSONS Fir Tree, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	New York

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		10,444,944

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		10,444,944

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	10,444,944

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

SCHEDULE 13G
This Schedule 13G (this “Schedule 13G”) is being filed on behalf of Fir Tree Value Master Fund, L.P., a Cayman Islands exempted limited partnership (“Fir Tree Value”), Fir Tree Capital Opportunity Master Fund, L.P., a Cayman Islands exempted limited partnership (“Fir Tree Capital”), Fir Tree Mortgage Opportunity Master Fund, L.P., a Cayman Islands exempted limited partnership (“Fir Tree Mortgage”), Fir Tree REOF II Master Fund, LLC, a Delaware limited liability company (“Fir Tree REOF”), and Fir Tree, Inc., a New York corporation (“Fir Tree”), relating to shares of Common Stock, Par Value $1 Per Share (the “Common Stock”), of MGIC Investment Corporation, a Wisconsin corporation (the “Issuer”), purchased by Fir Tree Value, Fir Tree Capital, Fir Tree Mortgage and Fir Tree REOF. Fir Tree is the investment manager of each of Fir Tree Value, Fir Tree Capital, Fir Tree Mortgage and Fir Tree REOF. Fir Tree Value, Fir Tree Capital, Fir Tree Mortgage, Fir Tree REOF and Fir Tree are collectively referred to herein as the “Reporting Persons.”

Item 1(a)	Name of Issuer.

MGIC Investment Corporation

Item 1(b)	Address of Issuer’s Principal Executive Offices.

MGIC Plaza 250 East Kilbourne Avenue Milwaukee, Wisconsin 53202

Item 2(a)	Name of Person Filing.

Item 2(b)	Address of Principal Business Office.

Item 2(c)	Place of Organization.

Fir Tree Value Master Fund, L.P. c/o Citco Fund Services (Cayman Islands) Limited 89 Nexus Way, Camana Bay Box 31106 Grand Cayman KY1-1205, Cayman Islands A Cayman Islands exempted limited partnership

Fir Tree Capital Opportunity Master Fund, L.P.
c/o Citco Fund Services (Cayman Islands) Limited
89 Nexus Way, Camana Bay
Box 31106
Grand Cayman KY1-1205, Cayman Islands
A Cayman Islands exempted limited partnership

Fir Tree Mortgage Opportunity Master Fund, L.P. c/o Citco Fund Services (Cayman Islands) Limited 89 Nexus Way, Camana Bay Box 31106

Grand Cayman KY1-1205, Cayman Islands A Cayman Islands exempted limited partnership

Fir Tree REOF II Master Fund, LLC c/o Fir Tree, Inc. 505 Fifth Avenue 23rd Floor New York, New York 10017 A Delaware limited liability company

Fir Tree, Inc. 505 Fifth Avenue 23rd Floor New York, New York 10017 A New York corporation
Fir Tree is the investment manager of each of Fir Tree Value, Fir Tree Capital, Fir Tree Mortgage and Fir Tree REOF, and has been granted investment discretion over portfolio investments, including the Common Stock, held by each of them.

Item 2(d)	Title of Class of Securities.

Common Stock, Par Value $1 Per Share (the “Common Stock”)

Item 2(e)	CUSIP Number.

552848103

Item 3	Reporting Person.

The person filing is not listed in Items 3(a) through 3(j).

Item 4	Ownership.
(a)
Fir Tree Value is the beneficial owner of 6,877,744 shares of Common Stock (consisting of 2,379,140 shares of Common Stock and notes convertible into 4,498,604 shares of Common Stock). Fir Tree Capital is the beneficial owner of 1,788,595 shares of Common Stock (consisting of 847,200 shares of Common Stock and notes convertible into 941,395 shares of Common Stock). Fir Tree Mortgage is the beneficial owner of 1,116,279 shares of Common Stock (consisting of notes convertible into 1,116,279 shares of Common Stock). Fir Tree REOF is the beneficial owner of 662,326 shares of Common Stock (consisting of notes convertible into 662,326 shares of Common Stock). Fir Tree may be deemed to beneficially own the shares of Common Stock held by Fir Tree Value, Fir Tree Capital, Fir Tree Mortgage and Fir Tree REOF as a result of being the investment manager of each of Fir Tree Value, Fir Tree Capital, Fir Tree Mortgage and Fir Tree REOF.

(b)
Fir Tree Value, Fir Tree Capital, Fir Tree Mortgage and Fir Tree REOF beneficially own 6,877,744, 1,788,595, 1,116,279 and 662,326 shares of Common Stock, respectfully, which represents approximately 3.3%, 0.9%, 0.5% and 0.3%, respectively, of the Common Stock outstanding. Collectively, the Reporting Persons beneficially own 10,444,944 shares of Common Stock, which represents approximately 5.0% of the Common Stock outstanding. These percentages are determined by dividing the number of shares of Common Stock and the number of shares of Common Stock held upon conversion of the notes beneficially held by the Reporting Persons, by the sum of (i) 201,115,257, the number of shares of Common Stock issued and outstanding as of February 15, 2011, as reported in the Issuer’s Form 10-K filed on March 1, 2011, and (ii) 7,218,604, the number of shares of Common Stock held upon conversion of the notes beneficially held by the Reporting Persons.

(c)
Fir Tree Value may direct the vote and disposition of 6,877,744 shares of Common Stock. Fir Tree Capital may direct the vote and disposition of 1,788,595 shares of Common Stock. Fir Tree Mortgage may direct the vote and disposition of 1,116,279 shares of Common Stock. Fir Tree REOF may direct the vote and disposition of 662,326 shares of Common Stock. Fir Tree has been granted investment discretion over the shares of Common Stock held by Fir Tree Value, Fir Tree Capital, Fir Tree Mortgage and Fir Tree REOF, and thus, has the shared power to direct the vote and disposition of 10,444,944 shares of Common Stock.

Item 5	Ownership of Five Percent or Less of a Class.

Inapplicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

10

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: April 29, 2011

FIR TREE VALUE MASTER FUND, L.P.
By:	FIR TREE, INC., its Manager

By:	/s/ Jeffrey Tannenbaum
Name:	Jeffrey Tannenbaum
Title:	President

FIR TREE CAPITAL OPPORTUNITY MASTER FUND, L.P.
By:	FIR TREE, INC., its Manager

By:	/s/ Jeffrey Tannenbaum
Name:	Jeffrey Tannenbaum
Title:	President

FIR TREE MORTGAGE OPPORTUNITY MASTER FUND, L.P.
By:	FIR TREE, INC., its Manager

By:	/s/ Jeffrey Tannenbaum
Name:	Jeffrey Tannenbaum
Title:	President

FIR TREE REOF II MASTER FUND, LLC
By:	/s/ Jeffrey Tannenbaum
Name:	Jeffrey Tannenbaum
Title:	Authorized Person

FIR TREE, INC.
By:	/s/ Jeffrey Tannenbaum
Name:	Jeffrey Tannenbaum
Title:	President

EXHIBIT 1
JOINT FILING AGREEMENT
In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the shares of Common Stock, Par Value $1 Per Share, issued by MGIC Investment Corporation, a Wisconsin corporation, and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.
The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.
This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.
IN WITNESS WHEREOF, the undersigned have executed this Agreement as of April 29, 2011.

FIR TREE VALUE MASTER FUND, L.P.
By:	FIR TREE, INC., its Manager

By:	/s/ Jeffrey Tannenbaum
Name:	Jeffrey Tannenbaum
Title:	President

FIR TREE CAPITAL OPPORTUNITY MASTER FUND, L.P.
By:	FIR TREE, INC., its Manager

By:	/s/ Jeffrey Tannenbaum
Name:	Jeffrey Tannenbaum
Title:	President

FIR TREE MORTGAGE OPPORTUNITY MASTER FUND, L.P.
By:	FIR TREE, INC., its Manager

By:	/s/ Jeffrey Tannenbaum
Name:	Jeffrey Tannenbaum
Title:	President

FIR TREE REOF II MASTER FUND, LLC
By:	/s/ Jeffrey Tannenbaum
Name:	Jeffrey Tannenbaum
Title:	Authorized Person

FIR TREE, INC.
By:	/s/ Jeffrey Tannenbaum
Name:	Jeffrey Tannenbaum
Title:	President

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